BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

April 13, 2026

BNY Mellon Investment Portfolios

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective May 1, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of MidCap Stock Portfolio (the "Fund"), a series of BNY Mellon Investment Portfolios (the "Trust") as follows:

Until May 1, 2027, BNYIA will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of neither class of fund shares (excluding Rule 12b-1 fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.80%. On or after May 1, 2027, BNYIA may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYIA, to lower the net amounts shown and may only be terminated prior to May 1, 2027, in the event of termination of the Management Agreement between BNYIA and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels

            James Windels

              Vice President and Director

Accepted and Agreed To:

BNY MELLON INVESTMENT PORTFOLIOS

By: /s/ Deirdre Cunnane

Deirdre Cunnane

Assistant Secretary